Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

February 10, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Ms. Celeste M. Murphy
Ms. Kate Beukenkamp
Mr. Joseph Cascarano
Mr. Robert Littlepage

Re:	Millennial Media, Inc.
Registration Statement on Form S-1
File No. 333-178909

Ladies and Gentlemen:

On behalf of Millennial Media, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-178909 (the “Registration Statement”).  We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 5, 2012, to the staff of the Division of Corporation Finance (the “Staff”), in care of Ms. Beukenkamp.

The Amendment is being filed in response to comments received from the Staff by letter dated February 1, 2012 with respect to the Registration Statement (the “Comments”).  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amendment.

FORM S-1

General

1.                                       We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering and other information.  Please include this disclosure as soon as practicable.  Note that we may have additional comments once you have provided this disclosure.  Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response to Comment 1:

The Company acknowledges the Staff’s comment and will include this information in a pre-effective amendment to the Registration Statement to be filed prior to the distribution of preliminary prospectuses.

2.                                       Please file all exhibits, including your legal opinion, as soon as practicable.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response to Comment 2:

The Company acknowledges the Staff’s comment and will include all remaining exhibits in one or more pre-effective amendments to the Registration Statement.

3.                                       As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response to Comment 3:

The Company acknowledges the Staff’s comment and will provide the Staff with the requested information upon receipt.

4.                                       We note reference to third party information throughout the prospectus, including, but not limited to, references to information from eMarketer, Inc., Gartner Inc. and International Data Corporation.  Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.  Additionally, please tell us whether the September 2011 report prepared by IDC, or any other referenced report, was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.  We note your disclosure on page 32.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has supplementally provided the requested information under separate cover to Ms. Beukencamp.  The Company further supplementally advises the Staff that none of the referenced reports was commissioned by the Company.

5.                                       Please provide us with objective support for your assertions in your Prospectus Summary and Business sections regarding market conditions and your services.  Also, ensure that you make clear upon what standard or measure you base your claims.  For example, provide support for your statements regarding your belief that you are the “leading” independent mobile advertising platform company, you have “sophisticated”

targeting capabilities and you are a “trusted partner.”  These are just examples.  To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

Response to Comment 5:

The Company advises the Staff that its claim of being the leading independent mobile advertising platform company is based upon its U.S. market share, according to the IDC report cited in the Registration Statement.  According to this third party report, the three largest mobile advertising platform companies are Google, with 23.8% market share; Millennial Media, with 16.7% market share; and Apple, with 15.1% market share.  Furthermore, no other company has a market share over 10%.  Neither Google’s nor Apple’s mobile advertising platforms are “independent,” in that those platforms are only a small portion of those companies’ revenues, and those companies have each developed a mobile device (e.g., Apple’s iPhone) or mobile operating system (e.g., Google’s Android and Apple’s iOS) on which the advertising is designed to run.

As to the Company’s claim of sophisticated targeting capabilities, the Company refers the Staff to its discussion of its MYDAS technology platform on pages 84-85 of the Amendment.

As to the Company’s claim of being a trusted partner for developers and advertisers, the Company advises the Staff that its belief is based upon its existing relationships with both developers and advertisers and its ability to retain and expand those relationships.  As described in the Registration Statement, the Company has expanded the number of developer applications that it supports to over 28,000 as of December 2011, and it counts 23 of the largest 25 advertisers in the United States as clients.  In addition, the Company refers the Staff to its case studies on pages 86-88 of the Amendment as examples of its trusted relationships with advertisers and developers.

6.                                       Additionally, throughout your registration statement you state that you are the “number one independent mobile advertising company.”  Please tell us why you believe it is significant to differentiate your business as independent and what makes your business model independent as compared to competitors that are not.

Response to Comment 6:

The Company advises the Staff that, as described in its response to Comment No. 5, of the three largest mobile advertising platforms, only Millennial Media is independent, meaning it is not associated with a particular mobile operating system, set of devices or app distribution channel.  Google controls the Android operating system and the Android Market for apps and, if its proposed acquisition of Motorola Mobility is completed, it will also control all Motorola mobile devices.  Apple controls two of the most popular mobile devices, the iPhone and the iPad, as well as the iOS operating system that runs on them.  Apple also controls the App Store for downloading apps that run on Apple’s mobile devices.

This independence is a key element of the Company’s business model.  The Company believes that both developers and advertisers attribute value to this “device agnostic” approach, which gives them confidence that the ad platform will not favor one type of device over another, but will deliver each ad to the best possible opportunity available for it without regard to the device or operating system.  In addition, by integrating its software development kit once in their apps, developers can be confident that the app will be able to receive ads from the Company’s platform regardless of the device or operating system on which the app is deployed by any particular user.

Prospectus Cover Page

7.                                       Please disclose that there will be two classes of authorized common stock outstanding, Class A common stock and Class B common stock.  Briefly describe the different rights between the two classes and the relationship of rights and preferences among all your securities.

Response to Comment 7:

The Company advises the Staff that it intends to authorize only one class of common stock.

Prospectus Summary, page 1

Our Company, page 1

8.                                       We note that “unique users” and “ad impressions” are key metrics for measuring the size and reach of your business.  Please revise your disclosure to provide a detailed definition of unique users and ad impressions under the heading “Conventions Used in this Prospectus” on the inside front cover page.  We note your disclosure on page 70 of your Business section.

Response to Comment 8:

In response to the Staff’s comment, the Company has added disclosure under the heading “Conventions Used in this Prospectus” on a new page following the inside cover page.

9.                                       Additionally, please revise your “Conventions Used in this Prospectus,” Prospectus Summary and Business sections to provide a full and clear definition and discussion of “rich” data, media and advertisements.

Response to Comment 9:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 79 of the Amendment to define rich media ads, which is an industry term.  To avoid any confusion, the Company has also revised the disclosure throughout the Amendment to replace “rich” with “interactive” for describing ad experiences.  The Company further advises the Staff that it does not use the term “rich data” in the Registration Statement.

Our Competitive Strengths, page 4

10.                                 In the second bullet point under this heading you state that you have created more than 150 million proprietary anonymous unique profiles.  Please tell us more about this collection of profiles including whether you sell or otherwise share this information with your customers, or whether this data serves as a repository that is controlled only by you, but is used to provide a service to your customers e.g., deliver targeted advertisements.  We note your disclosure in the Business section.

Response to Comment 10:

The Company supplementally advises the Staff that for each unique user recognized by the Company’s MYDAS technology platform, a profile is created that is tied to an internal, randomly-generated identifier.  The MYDAS system then adds data to each profile as it learns more information about the associated user over time.  For example, the user profile can be refined to include data such as gender, age range, device type, network carrier and geographic region, as well as other information that may be inferred from the user’s behavior on the device, such as personal interests or income range.  These profiles do not include any personally identifiable information, such as name, address, Social Security number, phone number or email address. The MYDAS platform then uses these profiles to place targeted and relevant ads in front of users fitting a particular profile.  Only the Company has access to these user profiles, and the Company does not sell or rent this data to third parties.

Risk Factors, page 12

General

11.                                 Please tell us more about whether there has been any occurrence of the risks outlined below, including what consideration you have given to the need to discuss a specific incident or incidents, any known and potential costs or other consequences, and impact on MD&A.  Refer to CF Disclosure Guidance: Topic No. 2, Cybersecurity dated October 13, 2011 for further guidance.  Please address your disclosure under each of the following risk factors discussing each of the above points:

•                  On page 14, under the heading “Mobile connected device users may choose not to allow advertising on their devices.”  Also, please revise to discuss whether this feature is currently available and, if so, whether it is used by users.

•                  On page 15, under the heading “We depend on developers for mobile advertising space to deliver our advertiser clients’ advertising campaigns…”

•                  On page 16, under the heading “Our business depends on our ability to collect and use data to deliver ads…”

•                  On page 17, under the heading “Our business depends in part on our ability to collect and use location-based information…”

•                  On page 20, under the heading “If we fail to detect click fraud or other invalid clicks on ads, we could lose…”

Response to Comment 11:

The Company advises the Staff that, while the cited risks may occur from time to time as they are inherent in the mobile advertising industry, there has not been any occurrence to date that has had a material impact on the Company’s business or results of operations.

In response to the Staff’s comment in the first bullet point, the Company has revised the disclosure appearing on page 14 of the Amendment to refine the cited risk.

Risks Related to Our Business and Our Industry, page 12

We have incurred significant net losses since inception, and we expect our…, page 12

12.                                 You state here that you anticipate your operating expenses will increase substantially in the foreseeable future.  Please revise this section to discuss in greater detail how and why you believe these expenses will increase. We note your discussion in the Business and Use of Proceeds sections further detailing your planned business development.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 12 of the Amendment.

Our business practices with respect to data could give rise to liabilities…, page 17

13.                                 Please revise your discussion under this risk factor to elaborate how the revisions to the Children’s Online Privacy Protection Act, if adopted, would create greater compliance burdens for you by, for example, tying elements of the proposed revisions to your business operations or activities.  Similarly, please provide greater detail about the proposed data protection legal framework reforms in the E.U.  For example, succinctly contrast the E.U. legal framework with the legal approach to data protection in the U.S. We note your disclosure on page 87.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 17-18 of the Amendment.

If our pricing models are not accepted by our advertiser clients, we could lose…, page 19

14.                                 Please revise this risk factor, providing context to your disclosure, by discussing the distribution of revenues between your fixed-rate CPM pricing model, and CPA and CPC, your two performance-driven pricing models. For example, provide the percentage of total revenues attributable to each pricing model and any trends in these price-rate options.  Revise your MD&A discussion accordingly.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 19-20 of the Amendment.  With respect to trends in pricing models, the Company refers the Staff to its response to Comment No. 19.

Our increasing international operations subject us to increased challenges and…, page 21

15.                                 We note the bulleted list of international risks. To the extent that any of these issues constitute a material risk on a standalone basis, expand your disclosure to fully describe that risk in a separate risk factor.  For example, if material, you should discuss fully how foreign exchange controls might affect your operations and financial condition.

Response to Comment 15:

The Company advises the Staff that it does not believe any of the individual subrisks to be sufficiently material, on a stand-alone basis, to the Company’s business as currently conducted.  As the Company expands its international operations, it will reevaluate the materiality of each individual risk, and if and to the extent that such a risk would become material on an individual basis, the Company would include a separate risk factor in its filings with the Commission.

Our business involves the use, transmission and storage of confidential…, page 25

16.                                 In the middle of your discussion under this risk factor, you state that you may be required under “existing and proposed laws” to notify persons whose information was disclosed or accessed.  Please revise this section to expand this statement to include specific legislation in effect or proposed that addresses this point.  Summarize any regulatory penalties or actions for the unauthorized disclosure of customer data that may be imposed by the FTC or other federal agency and would negatively impact your business.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 26 of the Amendment.

Industry and Market Data, page 32

17.                                 We note the statement on page 32 that “neither we nor the underwriters have independently verified the accuracy or completeness of this information.”  Please revise this statement.  You are responsible for the accuracy and completeness of the information in your prospectus.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 33 of the Amendment.  In addition, the Company acknowledges its responsibility for any statements included in the prospectus.

Management’s Discussion and Analysis…, page 42

Key Operating and Financial Performance Metrics, page 43

18.                                 To provide investors with more insight into your business, please consider discussing additional metrics such as churn, renewal or attrition in your advertising customer base.

Response to Comment 18:

The Company advises the Staff that, given the nature of its business, it does not believe that metrics such as churn, renewal and attrition rates are meaningful or that they would be helpful in understanding its business or financial performance.  The Company itself does not measure these factors or use them in managing or assessing its business, and they are not metrics that are commonly used in the Company’s industry.

In any given month, the Company’s platform delivers billions of ads to the apps of thousands of developers on behalf of many advertisers, with the specific list of advertisers and developers continuously changing from any given period to another.  For example, a particular advertiser may have an active ad campaign on the Company’s platform in one month, but could then experience a month or two of inactivity, which could in turn be followed by another period of activity.  Under these circumstances, the Company is not certain how it would treat this customer for purposes of calculating churn, renewal or attrition rates.

As described in its response to Comment No. 20, the Company has expanded its disclosure on page 49 and pages 50-51 of the Amendment relating to its existing and new advertiser clients, which the Company believes provide investors with further insight into its business.

Components of Operating Results, page 43

Revenue, page 43

19.                                 Please revise your MD&A to discuss in greater detail your bases for ad sales.  Specifically, describe the relationship between CPM, CPC and CPA in the overall collection of revenues for your business.  Describe why each tool may be used and whether these categories are typical, or standard in your industry or operating environment. Revise your MD&A disclosure to discuss any trends in revenue resulting from each of the three categories, for example, and only as an example, you have experienced a steady stream of revenue from CPM, but CPC is expected generate a larger portion of revenues under your planned business development going forward.

Response to Comment 19:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 44-45 of the Amendment.

Results of Operations, page 45

20.           Please expand/revise your discussion under results of operations for all periods to:

•                                          Provide a more robust explanation for the changes in line items within your statements of income.  For example, in the revenue section, you only generically refer to increases in new clients and higher spending of existing clients. You should separately quantify the increases from new and existing advertiser clients, as well as provide explanations to underlying increases or decreases in the volume and/or price of client transactions in the various services you offer.  In the general and administrative section, discuss the reasons for the significant increase in bad debt expense.

•                                          Please also provide a more detailed discussion of cost of revenue as well as gross margins in order to help explain the change in gross profit.  For example, you should explain why fees paid to developers through your self-service portal are generally lower; and

•                                          Provide insight into the underlying business drivers or conditions that contributed to these changes.  For example, describe market conditions in your international operations that have affected revenues and costs above and beyond your commencement of operations in the United Kingdom; and

•                                          Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.  For example, you may want to explain whether you know of any trends or uncertainties regarding amounts due to developers, such as whether or not there is a prevalence for agreed-upon fixed percentages or fixed fees and if either has a potential material impact on future performance.

This is not meant to represent an all-inclusive list of where your MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 49-53 of the Amendment.

Quarterly Results of Operations, page 51

21.                                 Please revise the table to present quarterly per share data as required by Item 302(a)(1) of Regulation S-K.

Response to Comment 21:

The Company supplementally advises the Staff that it does not currently have any class of securities registered pursuant to Sections 12(b) or 12(g) of the Securities Exchange Act of 1934.  As such, the Company is not a registrant specified in paragraph (a)(5) of Item 302 and, the provisions of Regulation S-K, Item 302(a)(1) are not otherwise required of the Company in the Registration Statement.  Nonetheless, the Company has optionally provided certain material quarterly condensed consolidated financial information for the benefit of investors in the Registration Statement.

Liquidity and Capital Resources, page 53

22.                                 Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital.  Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities.  Refer to the Interpretive Guidance in SEC Release 33-8350.

Response to Comment 22:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 56-57 of the Amendment.

23.                                 Please revise your discussion of financing activities to discuss the impact of future events such as the stock offering and any significant potential stock option exercises subsequent to the offering.  We refer you to the Interpretive Guidance in SEC Release 33-8350.

Response to Comment 23:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 58 of the Amendment.

24.                                 Given your foreign operations, please enhance your liquidity disclosure to address the following:

•                                          Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of September 30, 2011 and December 31, 2010; and

•                                          Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.  Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response to Comment 24:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 55 of the Amendment.

Operating and Capital Expenditure Requirements, page 55

25.                                 Please revise this section to describe what you are planning to use your expected $4.0 million in capital expenditures on in the next 12 months.  We note that on page 7, under Use of Proceeds, you discuss further expansion of international operations and product development.

Response to Comment 25:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 58 of the Amendment.

Contractual Obligations, page 56

26.                                 Please clarify if any of the $4.0 million expected to be spent on capital expenditures in 2012 has been committed as of December 31, 2011.  If so, please include those commitments in an updated contractual obligations table as of December 31, 2011.

Response to Comment 26:

The Company advises the Staff that none of the amounts are committed on a non-cancelable basis as of December 31, 2011.  The Company purchases capital items, such as computer and network equipment, laptops and office furniture, using cancelable purchase orders.

The Company further advises the Staff that it intends to include an updated contractual obligations table as of December 31, 2011 in a future pre-effective amendment to the Registration Statement.

Business, page 70

The Millennial Media Solution, page 75

Tools, page 76

27.                                 Please explain in greater detail how you benefit from providing your software development kit, or SDK, at no cost to developers.  Outline market presence, and other non-monetary benefits, as well as revenue or cost benefits. Also, please explain when you would then pay a fee to a developer and be able to place ads from your paying customer on the app.  We note your disclosure on page 82.

Response to Comment 27:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 78 of the Amendment.

Solutions for Advertisers, page 76

Actionable insights and campaign management, page 78

28.                                 Please tell us more about how your advertising account specialists manage client’s “entire lifecycle” of their ad campaigns.

Response to Comment 28:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 80 of the Amendment to remove the reference to lifecycles of a campaign.

Large and growing data set, page 78

29.                                 In light of the recent and rapid growth in your industry and an uncertain and changing regulatory environment, please revise your disclosure to tell us more about how you ensure unique user profiles are created “on an anonymous basis.”  For example, explain if there are any industry standards or best practices you follow and how data originating from a mobile device linked to an individual network provider is made private.  Discuss how you remove identifiable information rendering the user profile anonymous. We note your disclosure on page 81, further emphasizing the accomplishment of user identification on an anonymous basis.

Response to Comment 29:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 80 of the Amendment.  In addition, the Company has expanded the disclosure on page 91 of the Amendment to describe the Company’s participation in industry groups developing best practices for the industry.

Our Technology Platform, page 81

30.                                 Please expand your disclosure to discuss how you protect your proprietary MYDAS system from unauthorized access.  Revise your Risk Factors and Regulatory sections as appropriate.

Response to Comment 30:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 85 of the Amendment.

Our Clients, page 83

31.                                 Please revise this section to disclose whether you are dependent on a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business.

Response to Comment 31:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 86 of the Amendment.

32.                                 We note you list several companies under each column of the table provided on page 83. Disclose whether these agreements with these customers constitute material contracts under Item 601(b)(10) of Regulation S-K, file them as exhibits and disclose the material terms thereto.

Response to Comment 32:

The Company supplementally advises the Staff that it does not believe that the agreements with any of its current advertiser or developer clients are required to be summarized or to be filed as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K.  Each of the agreements is of the type that ordinarily accompanies the Company’s business of providing mobile advertising services, and while the relationships with these third parties are important to the Company, the Company believes that it would be able to replace any lost third party with limited difficulty.  As a result, the Company believes that the loss of any single agreement would not be so adverse to the Company’s business so as to constitute an agreement on which its business could be characterized as “substantially dependent,” as described in Item 601(b)(10)(ii)(B).

Financial Statements

Audited Financial Statements for the Years ended December 31, 2010 and 2009

Revenue Recognition, page F-9

33.                                 Please provide us with a more detailed analysis than what is provided in the notes and in MD&A supporting your conclusion that revenues should be accounted for on a gross basis.  Specifically, tell us how you analyzed paragraphs 4-15 of ASC 605-45-45.  Please cite terms of your advertising contracts as appropriate.

Response to Comment 33:

The Company advises the Staff that it has analyzed ASC 605-45-45 and has concluded that revenues should be accounted for on a gross basis for the following reasons:

Para. Reference in ASC 605-45- 45	Indicators of Gross Reporting	Company Specific Analysis
45-4	The company is the primary obligor in the arrangement.

Advertiser clients place orders directly with the Company. The Company is responsible for the fulfillment of the client’s orders, which includes securing developer sites on which to place ads, as well as for customer support. The Company maintains the relationship with the advertiser. If an advertiser has any issues with its order or service, they contact the Company for resolution. As a result, the Company is the primary obligor in its arrangements.

45-5-7	The company has general inventory risk.

While the Company does not manage tangible inventory, it is responsible for obtaining and managing developer ad space inventory, although it does not have an obligation to pay a developer until an ad is delivered. Consequently, general inventory risk is not applicable.

45-8	The company has latitude in establishing price.	The Company establishes the price for the advertisements delivered on behalf of its clients.

45-9	The company changes the product or performs part of the service.	The Company provides a comprehensive and complex decision optimization and targeting platform that delivers the advertising services requested by its clients.

45-10	The company has discretion in supplier selection.

The Company has discretion to select the developer that will provide the ad space for the advertising it delivers on behalf of its advertising clients. In addition, the Company typically does not allow advertising clients to determine on which applications they advertise.

45-11	The company is involved in the determination of the product or service specifications.

The Company’s platform includes comprehensive and complex decision optimization and targeting that it utilizes to maximize its clients’ advertising dollars. The Company’s platform actually determines which developer’s ad space is selected to run each advertisement.

45-12	The company has physical inventory risk.	Not applicable.

45-13 and -14	The company has credit risk.

The Company assumes the credit risk for all amounts billed to advertisers. The Company has traditional trade accounts receivable terms with its clients and is responsible for all of the billing and collection of client accounts. The Company is required to pay for ad space from developers regardless of whether its clients pay the Company for the ads delivered.

	Indicators of Net Reporting	Company Specific Analysis
45-16	The supplier is the primary obligor in the arrangement.	The Company is the primary obligor, as described above.

45-17	The amount the company earns is fixed.	The Company earns neither a fixed dollar amount per customer transaction, regardless of the amount billed to a client, nor a stated percentage of the amount billed to a client.

45-18	The supplier (and not the company) has credit risk.	The Company retains the collection risk from its advertiser clients.

Based on the analysis set forth above, the Company has determined that all of the indicators of gross reporting applicable to its business are present in its revenue-generating arrangements.  In its analysis, the Company placed significant weight on the fact that it is the primary obligor in its arrangements.

34.                                 Please explain to us how you determine the point in time that it is probable that an advertising agreement will or will not be profitable.  Please tell us how you account for the shortfall, if any, either over the remaining term of the agreement or by accruing a loss at that time in accordance with ASC 450-20.

Response to Comment 34:

The Company advises the Staff that, consistent with most advertising companies, it sells its mobile advertising solutions to clients with traditional credit terms. Pricing is determined before an ad campaign begins and is fixed or determinable at the start of the ad campaign, but the invoiced amounts will be based on the number of ads delivered or views, clicks, or other actions taken by users on mobile advertisements. The majority of the Company’s client advertising campaigns run between one and three months. The Company records revenue and invoices clients as the related advertising services are delivered based on the specific terms of the advertising contract.

The Company further contracts with developers for advertising space utilized in running mobile advertisements. These costs of revenue are typically agreed upon in advance as either a fixed percentage of the advertising revenue earned by the Company based on the mobile advertisements that are run on each developer’s application or mobile website, or as a fixed fee for the ad space.

Based on the Company’s separate and distinct contractual terms with its advertising clients, recorded as revenue, and its developers, recorded as cost of revenue, the Company expects that its contracts will result in a positive gross profit for the Company. The Company has not sold, and currently does not intend to sell, its advertising solutions at a negative gross margin.

Note 2. Summary of Significant Accounting Policies, page F-8

Unaudited Pro Forma Presentation, page F-8

35.                                 We note on page 7 that you will have a reverse stock split of your common stock prior to the completion of this offering.  Please revise to give effect to this stock split in your pro forma net loss per share.  In addition, please comply with this comment in your interim financial statements.

Response to Comment 35:

The Company advises the Staff that if its board of directors approves a reverse stock split in connection with the offering, the Company will give effect to the stock split in its pro forma net loss per share in a future pre-effective amendment to the Registration Statement.

Note 7.  Redeemable Convertible Preferred Shares, page F-16

36.                                 In the conversion rights section, and elsewhere as appropriate, please clarify the disclosure and explain what the conversion price is for each series of the Series Preferred.

Response to Comment 36:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages F-19 and F-38 of the Amendment.

Unaudited Financial Statements for the Nine Months ended September 30, 2011 and 2010

Note 8. Stock-Based Compensation, page F-39

37.                                 Please disclose the following information for any equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

a.                                       For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

b.                                      Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

c.                                       If the valuation specialist was a related party, provide a statement indicating that fact.

In addition, if applicable, please revise MD&A to disclose the following:

d.                                      A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

e.                                       If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

Response to Comment 37:

In response to paragraphs (a) and (b) of the Staff’s comment, the Company has added disclosure on page F-40 of the Amendment.

In response to paragraph (c) of the Staff’s comment, the Company advises the Staff that the valuation consultant engaged by the Company to assist the board of directors in making its valuation determinations was not a related party.

In response to paragraph (d) of the Staff’s comment, the Company refers the Staff to its current disclosure on pages 63-67 and further advises the Staff that it will continue to update that disclosure for each additional grant date until the estimated IPO price is established.

In response to paragraph (e) of the Staff’s comment, the Company advises the Staff that all of its valuations were contemporaneous and aided by an unrelated valuation specialist.  In this regard, the Company refers the Staff to pages 62, 65, 66 and 68 of the Amendment.

Note 12. Segment and Geographic Information, page F-44

38.                                 We note that your international operations have increased to 10% of total revenue, please explain whether your international operations have become an operating segment in accordance with ASC 280-10-50 and affirmatively confirm for us whether or not the Chief Operation Decision Maker reviews discrete financial information regarding your foreign operations.

Response to Comment 38:

The Company advises the Staff that its Chief Executive Officer is its Chief Operating Decision Maker, or CODM. On a monthly basis, the CODM reviews a reporting package that only contains information about the Company’s operating performance on a consolidated basis. While the reporting package contains disaggregated revenue information from international operations, the reporting package does not contain, and the CODM does not review, a measure of profit or loss for international operations.  As a result, the CODM does not review discrete financial information to assess the performance or to make resource allocation decisions regarding the individual geographies.  The Company’s international operations do not function as a separately managed business, but rather as sales offices of its U.S. business. Accordingly, the Company has determined that it has one operating segment under ASC 280-10-50.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Paul J. Palmieri, Millennial Media, Inc.
Ho Shin, Millennial Media, Inc.
Ryan E. Naftulin, Cooley LLP
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, P.C.